SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2004
SANOFI-SYNTHELABO
(Exact name of registrant as specified in its charter)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Paris, January 7, 2004

Sanofi-Synthelabo to acquire all interests in
ARIXTRA®, IDRAPARINUX
and other oligosaccharides from Organon

Sanofi-Synthelabo announces today that it has reached agreement with NV Organon to acquire all of Organon interests relating to ARIXTRA® (fondaparinux sodium), idraparinux and other oligosaccharides such as the hexadecasaccharide.

In addition to taking over ongoing development programs, Sanofi-Synthelabo will make payments to Organon based largely on future sales.

This agreement is in line with Sanofi-Synthelabo’s strategy to gain full control of the worldwide rights relating to innovative products in its R&D portfolio. It further confirms Sanofi-Synthelabo’s high level of confidence in the future success of synthetic oligosaccharides in very rapidly growing markets.

ARIXTRA®, a selective synthetic factor Xa inhibitor, was launched in 2002 and 2003 in the United States and in some other major markets. Based on the largest ever clinical development program in this indication, ARIXTRA® is approved for the short-term and extended prophylaxis of Venous Thromboembolism in patients undergoing major orthopaedic surgery.

In addition, ARIXTRA® has now completed all planned studies in the prophylaxis and acute treatment of Venous Tromboembolism. Filing for the approval of the treatment indication was submitted to the FDA and the EMEA in July 2003.

Two additional submissions, namely, prophylaxis in medical and high risk surgery situations are expected to be filed for approval in the first half of 2004. Moreover, a very comprehensive phase III program for the treatment of patients with Acute Coronary Syndrome is ongoing.

Idraparinux, a unique once a week synthetic pentasaccharide, is currently tested in phase III, against oral anticoagulant agents, in various indications including the prevention of vascular events associated with atrial fibrillation.

This acquisition is expected to be completed in the first quarter of 2004, subject to the receipt of approvals from competition authorities.

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others that are described in our Form 20-F as filed with the US Securities and Exchange Commission on June 25, 2003 and in the Reference Document filed with the French Commission des Opérations de Bourse on April 23, 2003, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Synthélabo to expand its presence profitably in the United States; the success of Sanofi-Synthélabo’s research and development programs; the ability of Sanofi-Synthélabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Sanofi-Synthélabo does not undertake any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders may obtain a free copy of the Form 20-F and any otherdocuments filed by Sanofi-Synthélabo with the US Securities and Exchange Commissionat www.sec.gov, as well as of the Reference Document filed with the FrenchCommission des Opérations de Bourse at www.cob.fr or directly from Sanofi-Synthélaboon the web site www.sanofi-synthelabo.com.

Investor Relations Department
Philippe Goupit	Director of Investor Relations
Isabelle Laurent	Investor Relations
Arnaud Delépine	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts:
E-mail: investor-relations@sanofi-synthelabo.com
Europe	US
Tel: +33 1 53 77 45 45	Tel: 1 212 551 42 93
Fax: +33 1 53 77 42 96	Fax: 1 212 551 49 92

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 7, 2004

SANOFI-SYNTHELABO By: /s/ Marie-Helene Laimay Name: Marie-Helene Laimay Title: Senior Vice President and Chief Financial Officer